UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 10)*

Under the Securities Exchange Act of 1934

PROTOKINETIX, INCORPORATED
(Name of Issuer)

Common Stock, par value $0.0000053 per share
(Title of Class of Securities)

743722100
(CUSIP Number)

Clarence E. Smith
1845 County Road #214
St. Augustine, Florida  32084

304-299-5070
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2018
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 743722100
1	NAMES OF REPORTING PERSONS
Clarence E. Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
75,880,942[1]

	8	SHARED VOTING POWER
N/A

	9	SOLE DISPOSITIVE POWER
75,880,942

	10	SHARED DISPOSITIVE POWER
N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,880,942

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

_______________________
1 Includes 56,179,740 shares of common stock held by Mr. Smith personally; 4,101,202 shares held in Mr. Smith’s trust; 1,850,000 held in Mr. Smith’s retirement account; and 13,750,000 shares are owned directly by Mr. Smith by virtue of holding options exercisable in accordance with Rule 13d-1.

This Amendment No. 10 to Schedule 13D, dated June 1, 2018 (this “Amendment No. 10”), is being filed by the undersigned to amend the Schedule 13D originally filed on March 24, 2014 (the “Original 13D”), Amendment No. 1 to the Original 13D originally filed on July 8, 2015, Amendment No. 2 to the Original 13D originally filed on May 5, 2016, Amendment No. 3 to the Original 13D originally filed on July 11, 2016, Amendment No. 4 to the Original 13D originally filed on September 19, 2016, Amendment No. 5 to the Original 13D originally filed on November 7, 2016, Amendment No. 6 to the Original 13D originally filed on December 7, 2016, Amendment No. 7 to the Original 13D originally filed on December 22, 2016, Amendment No. 8 to the Original 13D originally filed on December 23, 2016, and Amendment No. 9 to Schedule 13D, dated January 12, 2018.  This Amendment No. 10 relates to the common stock, $0.0000053 par value, of ProtoKinetix, Incorporated (“ProtoKinetix”).  This Amendment No. 10 is being filed by Mr. Smith to report an increase in his beneficial ownership of common stock due to acquisitions by Mr. Smith’s trust of common stock of ProtoKinetix.  Except as set forth herein, the Original Schedule 13D is unmodified.

ITEM 1.  SECURITY AND ISSUER

The principal executive offices of ProtoKinetix are presently located at 412 Mulberry Street, Marietta, Ohio 45750.

ITEM 2.  IDENTITY AND BACKGROUND

(c) Oil and gas industry entrepreneur. Mr. Smith’s primary occupation is President, Chief Executive Officer and Director of ProtoKinetix. ProtoKinetix principal address is 412 Mulberry Street, Marietta, Ohio 45750.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 18, 2018, Mr. Smith’s trust purchased a total of 187,047 shares of common stock of the Company on the open market at prices ranging between $0.04 and $0.048 per share for a total amount of $8,190.45.  On May 21, 2018, Mr. Smith’s trust purchased a total of 60,000 shares of common stock of the Company on the open market at $0.048 per share for a total amount of $2,880.00 and on May 22, 2018, Mr. Smith’s trust purchased a total of 187,000 shares of common stock of the Company on the open market at $0.048 per share for a total amount of $8,976.00.

On May 23, 2018, Mr. Smith’s trust purchased a total of 25,000 shares of common stock of the Company on the open market at prices ranging between $0.051 and $0.054 per share for a total amount of $1,335.00.  On May 24, 2018, Mr. Smith’s trust purchased a total of 60,000 shares of common stock of the Company on the open market at $0.055 per share for a total amount of $3,300.00.  On May 25, 2018, Mr. Smith’s trust purchased a total of 143,100 shares of common stock of the Company on the open market at prices ranging between $0.054 and $0.06 per share for a total amount of $7,999.80.

On June 1, 2018, Mr. Smith’s trust purchased a total of 251,429 shares of common stock of the Company on the open market at prices ranging between $0.07 and $0.075 per share for a total amount of $18,450.03.  On June 5, 2018, Mr. Smith’s trust purchased a total of 37,300 shares of common stock of the Company on the open market at $0.085 per share for a total amount of $3,170.50.

On June 6, 2018, Mr. Smith’s trust purchased a total of 12,700 shares of common stock of the Company on the open market at a price per share of $0.085 per share for a total amount of $1,079.50.  On June 8, 2018, Mr. Smith’s trust purchased a total of 91,000 shares of common stock of the Company on the open market at $0.08 per share for a total amount of $7,280.00.  On June 11, 2018, Mr. Smith’s trust purchased a total of 100,000 shares of common stock of the Company on the open market at $0.085 per share for a total amount of $8,500.00.

ITEM 4.  PURPOSE OF THE TRANSACTION

No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Smith beneficially owns 75,880,942 shares of common stock of ProtoKinetix which amounts to approximately 28.3% of the total number of common shares currently outstanding, of which 56,179,740 are owned directly by Mr. Smith, or held in a brokerage account for his benefit, 4,101,202 shares are owned indirectly by Mr. Smith through his trust, 1,850,000 are owned indirectly by Mr. Smith through his retirement account, and 13,750,000 shares are owned directly by Mr. Smith by virtue of holding options exercisable in accordance with Rule 13d-1.
(b) Mr. Smith has sole voting and dispositive power over 75,880,942 shares of common stock of ProtoKinetix.
(c) Please see Item 3 above for a description of securities transactions.
(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock described herein, except as described in Item 6, below.
(e) Not applicable.
ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

No change.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

No change.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2018	/s/ Clarence E. Smith
Clarence E. Smith